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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 811-02729

CUSIP NUMBER

825252-80-2

825252-53-9

825252-88-5

825252-84-4

825252-87-7

825252-85-1

825252-86-9

825252-79-4

825252-54-7

825252-50-5

825252-82-8

825252-60-4

825252-78-6

825252-81-0

825252-73-7

825252-55-4

825252-72-9

825252-71-1

825252-69-5

825252-68-7

825252-67-9

825252-65-3

825252-56-2

825252-64-6

825252-63-8

825252-62-0

825252-61-2

825252-59-6

825252 52 1

825252 49 7

825252 48 9

825252 46 3

825252 47 1

825252 51 3

825252 45 5

825252-30-7

825252-57-0

825252-40-6

825252-20-8

825252-10-9

825252-83-6

825252-70-3

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☒ Form N-CSR

For Period Ended: February 29, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Short-Term Investments Trust

Full Name of Registrant

Former Name if Applicable

11 Greenway Plaza, Suite 1000

Address of Principal Executive Office (Street and Number)

Houston, TX 77046

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due dated; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form N-CSR for the period ended February 29, 2016 without unreasonable effort or expense because additional time is needed to address an issue that has arisen concerning the independence of the Registrant’s auditor, PricewaterhouseCoopers LLP (“PwC”). On May 4, 2016, PwC advised the Registrant’s Audit Committee that it is in discussions with the Staff of the Securities and Exchange Commission (“SEC”) regarding a difference in the interpretation and application of Rule 2-01(c)(1)(ii)(A) of Regulation S-X (the “Loan Rule”), the rule related to debtor-creditor relationships involving an auditor under Regulation S-X’s Qualifications of Accountants provisions. The issue relates solely to the identification of PwC as an independent registered public accounting firm of the Registrant and not the information in the shareholder report itself.

PwC has advised the Audit Committee that it believes it is independent and it continues to have discussions with the SEC’s Staff to resolve this interpretive matter. PwC further advised the Audit Committee that this matter did not compromise or impair its objectivity with respect to conducting its audits and issuing its reports on the financial statements of the Registrant. While PwC represented to the Audit Committee that it feels confident that PwC’s interpretation of the Loan Rule is correct, neither PwC nor the Audit Committee can be certain of the final outcome.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sheri Morris	(713)	214-4354
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Short-Term Investments Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2016	By:	/s/ Sheri Morris
Sheri Morris President, Principal Executive Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).